UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
    ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☑ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of issuer
Ceres Greens LLC

Legal status of issuer

    Form
    Limited Liability Company

    Jurisdiction of Incorporation/Organization
    Delaware

    Date of organization
    October 31, 2016

Physical address of issuer
21 Metro Way, Unit 8, Barre, VT 05641

Website of issuer
www.ceresgreens.com

Current number of employees
3

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	$230,497.59	$143,869.00
Cash & Cash Equivalents	$26,035.63	$56,721.00
Accounts Receivable	$1,007.50	$0.00
Short-term Debt	$0.00	$0.00
Long-term Debt	$194,242.37	$227,389.00
Revenues/Sales	$18,275.99	$29,652.00
Cost of Goods Sold	$21,050.74	$1,671.00
Taxes Paid	$0.00	$0.00
Net Income	-$209,498.50	$0.00

APRIL 29, 2020

FORM C-AR

Ceres Greens LLC



This Form C-AR (including the cover page and all exhibits attached hereto, the "Form C-AR) is being furnished by Ceres Greens LLC, a Delaware Limited Liability Company (the "C ompany," as well as references to "we," "us," or "our") for the sole purpose of providing certain information about the Company as required by the Securities and Exchange Commission ("SEC").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission annually and post the report on its website at www.ceresgreens.com no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer

than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C-AR is 4/29/2020.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

Forward Looking Statement Disclosure

This Form C-AR and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C-AR or any documents incorporated by reference herein or therein speaks only as of the date of this Form C-AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

Table of Contents

About this Form C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide you with information different from that contained in this Form C-AR. You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C-AR and the Exhibits hereto.

Ceres Greens LLC (the "Company") is a Delaware Limited Liability Company, formed on October 31, 2016.

The Company is located at 21 Metro Way, Unit 8, Barre, VT 05641.

The Company's website is www.ceresgreens.com.

The information available on or through our website is not a part of this Form C-AR.

The Business

We sell hydroponic produce to our local market. We grow all of our own products and utilize quality locally sourced seeds. Our production system is completely indoors using vertical farming techniques to continue production throughout all four seasons profitably.

RISK FACTORS

Risks Related to the Company's Business and Industry

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.
We were incorporated under the laws of Delaware on October 31, 2016. Accordingly, we have no history upon which an evaluation of our prospects and future performance can be made. Our proposed operations are subject to all business risks associated with new enterprises. The likelihood of our creation of a viable business must be considered in light of the problems, expenses, difficulties, complications, and delays frequently encountered in connection with the inception of a business, operation in a competitive industry, and the continued development of advertising, promotions, and a corresponding client base. We anticipate that our operating expenses will increase for the near future. There can be no assurances that we will ever operate profitably. You should consider the Company's business, operations and prospects in light of the risks, expenses and challenges faced as an early-stage company.

Our management team has limited experience in our industry and has not managed a business with similar risks and challenges specific to our business.
Members of our management team may make decisions detrimental to our business and/or be unable to successfully manage our operations. The ineffective management of our business will have a negative effect on our results of operations.

In order for the Company to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience.

Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management personnel to develop additional expertise. We face intense competition for personnel. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and commercialization of our product candidates. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in product development, loss of customers and sales and diversion of management resources, which could adversely affect operating results. Our consultants and advisors may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us.

The development and commercialization of our products is highly competitive.

We face competition with respect to any products that we may seek to develop or commercialize in the future. Our competitors include major companies worldwide. Many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in research and development and marketing approved prodcuts and thus may be better equipped than us to develop and commercialize products. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our products will achieve initial market acceptance and our ability to generate meaningful additional revenues from our products.

We rely on other companies to provide raw materials, major components, and subsystems for our products.

We depend on these suppliers and subcontractors to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if suppliers or subcontractors do not provide the agreed-upon supplies or perform the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our products may be adversely impacted if companies to whom we delegate manufacture of major components or subsystems for our products, or from whom we acquire such items, do not provide materials, major components, and subsystems which meet required specifications and perform to our and our customers' expectations. Our suppliers may be less likely than us to be able to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two subcontractors or suppliers for a particular raw materials, major components, and subsystems.

We depend on third-party service providers and outsource providers for a variety of services and we outsource a number of our non-core functions and operations.

In certain instances, we rely on single or limited service providers and outsourcing vendors because the relationship is advantageous due to quality, price, or lack of alternative sources. If production or service was interrupted and we were not able to find alternate third-party providers, we could experience disruptions in manufacturing and operations including product shortages, higher freight costs and re-engineering costs. If outsourcing services are interrupted or not performed or the performance is poor, this could impact our ability to process, record and report transactions with our customers and other constituents. Such interruptions in the provision of supplies and/or services could result in our inability to meet customer demand, damage our reputation and customer relationships and adversely affect our business.

We depend on third party providers, suppliers and licensors to supply some of the hardware, software and operational support necessary to provide some of our services.
We obtain these materials from a limited number of vendors, some of which do not have a long operating history or which may not be able to continue to supply the equipment and services we desire. Some of our hardware, software and operational support vendors represent our sole source of supply or have, either through contract or as a result of intellectual property rights, a position of some exclusivity. If demand exceeds these vendors' capacity or if these vendors experience operating or financial difficulties, or are otherwise unable to provide the equipment or services we need in a timely manner, at our specifications and at reasonable prices, our ability to provide some services might be materially adversely affected, or the need to procure or develop alternative sources of the affected materials or services might delay our ability to serve our customers. These events could materially and adversely affect our ability to retain and attract customers, and have a material negative impact on our operations, business, financial results and financial condition.

Quality management plays an essential role in determining and meeting customer requirements, preventing defects, improving the Company's products and services and maintaining the integrity of the data that supports the safety and efficacy of our products.
Our future success depends on our ability to maintain and continuously improve our quality management program. An inability to address a quality or safety issue in an effective and timely manner may also cause negative publicity, a loss of customer confidence in us or our current or future products, which may result in the loss of sales and difficulty in successfully launching new products. In addition, a successful claim brought against us in excess of available insurance or not covered by indemnification agreements, or any claim that results in significant adverse publicity against us, could have an adverse effect on our business and our reputation.

Manufacturing or design defects, unanticipated use of our products, or inadequate disclosure of risks relating to the use of the products can lead to injury or other adverse events.
These events could lead to recalls or safety alerts relating to our products (either voluntary or required by governmental authorities) and could result, in certain cases, in the removal of a product from the market. Any recall could result in significant costs as well as negative publicity that could reduce demand for our products. Personal injuries relating to the use of our products can also result in product liability claims being brought against us. In some circumstances, such adverse events could also cause delays in new product approvals. Similarly, negligence in performing our services can lead to injury or other adverse events.

Security breaches and other disruptions could compromise our information and expose us to liability, which would cause our business and reputation to suffer.
We collect and store sensitive business data, including intellectual property, our proprietary business information and that of our customers, suppliers and business partners, and personally identifiable information of our employees on our networks. The secure processing, maintenance

and transmission of this information is critical to our operations and business strategy. Despite our security measures, our information technology and infrastructure may be vulnerable to attacks by hackers or breached due to employee error, malfeasance or other disruptions. Any such breach could compromise our networks and the information stored there could be accessed, publicly disclosed, lost or stolen. Any such access, disclosure or other loss of information could result in legal claims or proceedings, liability under laws that protect the privacy of personal information, and regulatory penalties, disrupt our operations and the services we provide to customers, and damage our reputation which could adversely affect our business/operating margins, revenues and competitive position.

The secure processing, maintenance and transmission of this information is critical to our operations and business strategy, and we devote significant resources to protecting our information by maintaining a secure firewall using cloud based computing services from reliable major servicers for IT applications. The expenses associated with protecting our information/ these steps could reduce our operating margins.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees.
In particular, the Company is dependent on Gregory Kelly and Jacob Isham who are COO/CTO, 10/31/16 and CEO, 10/31/16 of the Company. The Company has or intends to enter into employment agreements with Gregory Kelly and Jacob Isham although there can be no assurance that it will do so or that they will continue to be employed by the Company for a particular period of time. The loss of Gregory Kelly and Jacob Isham or any member of the board of directors or executive officer could harm the Company's business, financial condition, cash flow and results of operations.

We rely on third-party suppliers for the materials used in the manufacturing of our products.
In 2016, the following suppliers provided the following percentage of the listed services, inputs or raw materials.

Supplier or Description: Atreum Lighting

Service: LED Grow Lighting Technology

% of such service: 100.0%

If any of these suppliers changed its sales strategy to reduce its reliance on distribution channels, or decided to terminate its business relationship with us, sales and earnings could be adversely affected until we are able to establish relationships with suppliers of comparable products. Any delay or interruption in manufacturing operations (or failure to locate a suitable replacement for such suppliers) could materially adversely affect our business, prospects, or results of operations. Most of our agreements with suppliers are terminable by either party on short notice for any reason. Although we believe our relationships with these key suppliers are good, they could change their strategies as a result of a change in control, expansion of their direct sales force, changes in the marketplace or other factors beyond our control, including a key supplier becoming financially distressed.

The amount of capital the Company is attempting to raise in this Offering is not enough to sustain the Company's current business plan.

In order to achieve the Company's near and long-term goals, the Company will need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we will not be able to execute our business plan as projected hindering our long term margins and profitability. Our continued operations may be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause a Purchaser to lose all or a portion of his or her investment.

Although dependent on certain key personnel, the Company does not have any key man life insurance policies on any such people.

The Company is dependent on Gregory Kelly and Jacob Isham in order to conduct its operations and execute its business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, in any of Gregory Kelly and Jacob Isham die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and its operations. The company has plans to purchase additional insurance products when the companies financial situation necessitates and allows for such procurement.

We have not prepared any audited financial statements.

Therefore, you have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make your investment decision. If you feel the information provided is insufficient, you should not invest in the Company.

We are subject to income taxes as well as non-income based taxes, such as payroll, sales, use, value-added, net worth, property and goods and services taxes, in the U.S.

Significant judgment is required in determining our provision for income taxes and other tax liabilities. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe that our tax estimates are reasonable: (i) there is no assurance that the final determination of tax audits or tax disputes will not be different from what is reflected in our income tax provisions, expense amounts for non-income based taxes and accruals and (ii) any material differences could have an adverse effect on our financial position and results of operations in the period or periods for which determination is made.

We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies.

We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

The Company has indicated that it has engaged in certain transactions with related persons.
Please see the section of this Memorandum entitled "Transactions with Related Persons and Conflicts of Interest" for further details.

Changes in employment laws or regulation could harm our performance.
Various federal and state labor laws govern our relationship with our employees and affect operating costs. These laws include minimum wage requirements, overtime pay, healthcare reform and the implementation of the Patient Protection and Affordable Care Act, unemployment tax rates, workers' compensation rates, citizenship requirements, union membership and sales taxes. A number of factors could adversely affect our operating results, including additional government-imposed increases in minimum wages, overtime pay, paid leaves of absence and mandated health benefits, mandated training for employees, increased tax reporting and tax payment requirements for employees who receive tips, a reduction in the number of states that allow tips to be credited toward minimum wage requirements, changing regulations from the National Labor Relations Board and increased employee litigation including claims relating to the Fair Labor Standards Act.

We are dependent on third-party suppliers for key raw materials, packaging materials and production inputs such as seeds and hydroponic nutrients.

The process of growing crops hydroponically utilizes a large amount of water.
Parts of the country have been experiencing a severe drought for the last several years. While there are currently no restrictions on our use of water based on the drought, we cannot predict whether such restrictions may be put in place in the future.

Growth rates higher than planned or the introduction of new products could create higher demand for inputs greater than we can source.
Although we believe that there are alternative sources available for our key inputs, there can be no assurance that we would be able to acquire such ingredients from substitute sources on a timely or cost effective basis in the event that current suppliers could not adequately fulfill orders, which would adversely affect our business and results of operations.

We source certain packaging materials, such as clam shell packaging, produce boxes, labels and other shipping materials from a number of third-party suppliers and, in some cases, single-source suppliers.
Although we believe that alternative suppliers are available, the loss of any of our packaging material suppliers could adversely affect our results of operations and financial condition. Our inability to preserve the current economics of these agreements could expose us to significant cost increases in future years.

We are heavily dependent on our distributors.
In the United States, where substantially all of our crops are sold, we sell crops to independent distributors for distribution to on-premise locations such as bars, restaurants, and for distribution to off-premise retail locations such as grocery and specialty stores. Although we currently have

relationships with a large network of wholesale distributors, sustained growth will require us to maintain such relationships and enter into arrangements with additional distributors in new markets. No assurance can be given that we will be able to maintain our current distribution network or secure additional distributors on terms favorable to us, or at all.

Our distributors often represent competing brands, as well as national brands, and are to varying degrees influenced by their continued business relationships with other farms. Our independent distributors may be influenced by a large farm, particularly if they rely on that farm for a significant portion of their sales, which many distributors do. In addition, certain of our distributors cover a substantial network of certain on-premise retailers. While we believe that the relationships between us and our distributors are generally good, some of these relationships are relatively new and untested and there can be no assurance that any or all of our distributors will continue to effectively market and distribute our products. The loss of any distributor or the inability to replace a poorly performing distributor in a timely fashion could have a material adverse effect on our business, financial condition and results of operations.

Our business is substantially dependent upon awareness and market acceptance of our products and brands.
Our business depends on acceptance by both our end consumers as well as our independent distributors of our brands as produce brands that have the potential to provide incremental sales growth rather than reduce distributors' existing produce sales. We believe that the success of our product name brands will also be substantially dependent upon acceptance of our product name brands. Accordingly, any failure of our brands to maintain or increase acceptance or market penetration would likely have a material adverse affect on our revenues and financial results.

Reductions in sales of our products will have an adverse effect on our profitability and ability to generate cash to fund our business plan.
The following factors, among others, could affect continued market acceptance and profitability of our products:

• the introduction of competitive products;

• changes in consumer preferences among food products;

• changes in consumer eating and snacking habits, including trends away from certain categories, including major allergen-free, gluten-free and non-GMO products;

• changes in awareness of the social effects of farming and food production;

• changes in consumer perception about trendy snack products;

• changes in consumer perception regarding the healthfulness of our products;

• the level and effectiveness of our sales and marketing efforts;

• any unfavorable publicity regarding leafy green and herb produce products or similar products;

• any unfavorable publicity regarding our brand;

• litigation or threats of litigation with respect to our products;

• the price of our products relative to other competing products;

• price increases resulting from rising commodity costs;

• any changes in government policies and practices related to our products, labeling and markets;

• regulatory developments affecting the manufacturing, labeling, marketing or use of our products;

• new science or research that disputes the healthfulness of our products; and

• adverse decisions or rulings limiting our ability to promote the benefits of produce products.

Adverse developments with respect to the sale of our products would significantly reduce our net sales and profitability and have a material adverse effect on our ability to maintain profitability and achieve our business plan.

Failure by our transportation providers to deliver our products on time or at all could result in lost sales.
We currently rely upon third-party transportation providers for a significant portion of our product shipments. Our utilization of delivery services for shipments is subject to risks, including increases in fuel prices, which would increase our shipping costs, and employee strikes and inclement weather, which may impact the ability of providers to provide delivery services that adequately meet our shipping needs. We may, from time to time, change third-party transportation providers, and we could therefore face logistical difficulties that could adversely affect deliveries. We may not be able to obtain terms as favorable as those we receive from the third-party transportation providers that we currently use or may incur additional costs, which in turn would increase our costs and thereby adversely affect our operating results.

If our brand or reputation is damaged, the attractive characteristics that we offer retailers may diminish, which could diminish the value of our business.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

BUSINESS

Description of the Business

We sell hydroponic produce to our local market. We grow all of our own products and utilize quality locally sourced seeds. Our production system is completely indoors using vertical farming techniques to continue production throughout all four seasons profitably.

Business Plan

Our business model relies on the continued growth and success of existing brands and products, as well as the creation of new products. The markets and industry segments in which we offer our products are highly competitive. We utilize our marketing and development of positive relationships to win customers. We work collaboratively with our customers to improve the in-store presence of our products and win the 'first moment of truth' - when a consumer is shopping in the store. We must also win the 'second moment of truth' - when a consumer eats our product, evaluates how well it met his or her expectations and decides whether it was a good value. We believe we must continue to provide consistent value, innovative solutions to growing our product and branding to the consumer in order to grow our business. Research and product development activities, designed to enable sustained organic growth, carry a high priority. While many of the benefits from these efforts will not be realized until future years, we believe these activities demonstrate our commitment to future growth.', 'We grow and distribute our leafy green and herb produce to serve a variety of markets. We are focused on the local Vermont market to serve our community the best produce we can grow while using as sustainable methods as possible. With a strategic focus on growth, we aim to: * expand and enhance our crops by developing innovative solutions to grow in the most sustainable and profitable ways possible. * foster a creative, dynamic and diverse corporate culture that reflects the diverse audiences we serve and strengthens our position as a leader in the food and farming communities; * deepen our connection with audiences by investing wisely in marketing content that fits our core business values and resonates with targeted audiences; * continue to develop and refine innovative ways to distribute our products; * fuel organic growth by developing products with local, regional and multinational appeal; * limit the impact of intellectual property theft by providing compelling, legitimate offerings, as well as through technology solutions, communications, legal enforcement and other activities; * drive efficiencies, execute strategies and maintain a strong financial position through operational discipline; and * generate significant long-term value for our stockholders.

History of the Business

The Company's Products and/or Services

Product / Service	Description	Current Market

The company offers a variety of leafy green and herb produce to our local market grown in our hydroponic system. Additionally, we are pursuing the development of a greenhouse system for use in economically disadvantaged areas in partnership with a local university. The proceeds from the offering have not and will not be used in the development of this product. We are constantly researching and developing new flavors and varieties of our products, which we think might appeal to our customers.

The Company sells its products directly local food markets (restaurants, direct to consumers, etc.). The Company also employs a variety of indirect distribution channels, such as third-party wholesalers, retailers and value-added resellers.

Competition

The Company's primary competitors are Lef Farms, Little Leaf, and Green Mountain Harvest.

The markets in which our products are sold are highly competitive. Our products compete against similar products of many large and small companies, including well-known global competitors. In many of the markets and industry segments in which we sell our products, we compete against other branded products as well as retailers' private-label brands. We are positioning ourselves to be a large local option for fresh produce to compete with imported products that have traveled hundreds and sometimes thousands of miles. Product quality, performance, value and packaging are also important differentiating factors.

Supply Chain and Customer Base

Although most components essential to the Company's business are generally available from multiple local sources, a number of components are currently obtained from single or limited sources. In addition, the Company competes for various components with other participants in the markets for LED grow light technology. Therefore, a number of components used by the Company, are at times subject to limited availability due to lack of diverse sources of material. This has resulted in adversely affecting the Company's financial condition and operating results. We have worked to mitigate this risk and 2020 appears to be our first year for achieving profitability.

The Company's customers are primarily in the consumer, small and medium sized business, and distributor markets.

Intellectual Property

The Company is dependent on the following intellectual property:

Governmental/Regulatory Approval and Compliance

We are currently not subject to significant federal, state and local laws and regulations. As our company grows we will inevitably become subject to the rules and regulations established in the Food Safety Modernization Act which deals with the safe production, harvest, and sale of food. Such laws and regulations are subject to change from time to time.

Litigation

There are no existing legal suits pending, or to the Company's knowledge, threatened, against the Company.

Other

The Company's principal address is 21 Metro Way, Unit 8, Barre, VT 05641

DIRECTORS, OFFICERS AND EMPLOYEES

Directors

The directors or managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

Jacob Isham

All positions and offices held with the Company and date such position(s) was held with start and ending dates

CEO, 10/31/16

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

CEO - Strategic planning and managing of company operations.

Education

Norwich University, Bachelors of Political Science Norwich University, Masters of Diplomacy

---

Name

Gregory Kelly

All positions and offices held with the Company and date such position(s) was held with start and ending dates

COO/CTO, 10/31/16

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

COO/CTO - Process and technology development for company operations. Additionally, he works on strategic planning and management of company operations.

Education

Officers

The officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

Jacob Isham

All positions and offices held with the Company and date such position(s) was held with start and ending dates

CEO, 10/31/16

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

CEO - Strategic planning and managing of company operations.

Education

Norwich University, Bachelors of Political Science Norwich University, Masters of Diplomacy

Name

Gregory Kelly

All positions and offices held with the Company and date such position(s) was held with start and ending dates

COO/CTO, 10/31/16

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

COO/CTO - Process and technology development for company operations. Additionally, he works on strategic planning and management of company operations.

Education

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 3 employees in Vermont.

The Company has the following employment/labor agreements in place:

Employee	Description	Effective Date	Termination Date
Holly St. Jean	Production and Sustainability Manager	June 2, 2018	
Haris Dzonbic	Production Associate	April 19, 2019	
August Thompson	Production Associate	January 16, 2020	

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Class A LLC/Membership Interests
Amount outstanding	1,000,000
Voting Rights	Class A unit holders have full voting rights and may vote in proportion to the number of units held by that member.
Anti-Dilution Rights	There are currently no anti-dilution provisions for Class A unit holders.
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	There are currently no provisions that would allow Class A unit holders to limit, dilute, or qualify any additional outstanding securities.

Type of security	Class B LLC/Membership Interests
Amount outstanding	107,000
Voting Rights	No voting right except rights attributed to Class B units required under applicable law.
Anti-Dilution Rights	There are currently no anti-dilution provisions for Class B unit holders
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	

Type of security	$69,000 Convertible Notes
Amount outstanding	
Voting Rights	n/a
Anti-Dilution Rights	n/a
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	

The Company has the following debt outstanding:

Type of debt	Bank loan
Name of creditor	Farm Start LLP
Amount outstanding	$54,000.00
Interest rate and payment schedule	Interest rate: 6.25% Monthly Payments on interest only until September 2018 with payments on principal plus interest to follow.
Amortization schedule	Months 1-6: Interest only Months 7-60: Principal plus interest
Describe any collateral or security	Purchased equipment and company assets.
Maturity date	March 1, 2023
Other material terms	

Type of debt	Bank loan
Name of creditor	Community Capital of Vermont
Amount outstanding	$40,000.00
Interest rate and payment schedule	8.5% Monthly Payments
Amortization schedule	
Describe any collateral or security	Purchased Equipment and company assets
Maturity date	
Other material terms	

Type of debt	Bank loan
Name of creditor	Central Vermont Economic Development Corporation
Amount outstanding	$41,000.00
Interest rate and payment schedule	6.5% Monthly Payment Schedule
Amortization schedule	
Describe any collateral or security	
Maturity date	
Other material terms	

The total amount of outstanding debt of the company.

The Company has conducted the following prior Securities offerings in the past three years:

Security Type	Number Sold	Money Raised	Use of Proceeds	Offering Date	Exemption from Registration Used or Public Offering
LLC/Membership Interests	944,555	$333,333.00	Purchase of capital equipment for hydroponic production of leafy green produce and working capital.	May 2, 2018	Rule 506(b)
Convertible Notes		$69,000.00	Purchase of capital equipment for hydroponic production of leafy green produce and working capital.	November 14, 2017	Regulation CF

Ownership

A majority of the Company is owned by seven people and two entities. Those people/entities are Jacob Isham (49%), Gregory Kelly (14%), Hortlabs (12%). Including: Ryan Charbonneau .5% Danny J. Scanlon 1% John Lyon 1% Douglas J. Merrill 2% Vermont Seed Capital Funds, LP 2% Robert Civiak 2% Vernal Ventures LLC 2% Doug Isham .5% Weston Martin 1% Fraser Tibbetts 1% Geoff Crawford 1% Flexible Capital Fund 5% Vermont Community Foundation 5% Madison Dupuoy 1%

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Percentage Owned
Jacob Isham	49.0%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Recent Tax Return Information

Total Income	Taxable Income	Total Tax
$0.00	$0.00	$0.00

Operations

The Company has begun it's third round of financing. We should surpass our breakeven by June 2020. Our significant challenges are meeting customer demand as we have received significant market demand for our products and will require additional investment to meet the growing demand. In 2018 and 2019, the pace of fundraising was too slow to build out enough capacity to produce enough product in order to be profitable. We now have accessed enough capital to build out our capacity and will surpass our breakeven in the coming months.

The Company intends to achieve profitability in the next 4 months by expanding our production capacity to meet the customer demand already established. This requires additional measures to be taken: - Raising of additional capital to increase production capacity of facility. - Sourcing and purchasing a variety of LED grow lights - Installation of hydroponics equipment and HVAC systems to provide an improved growing environment

Liquidity and Capital Resources

On February 14, 2018 the Company conducted an offering pursuant to Regulation CF and raised $69,000.

The Company has the following sources of capital in addition to the proceeds from the Regulation CF Offering:
We have completed a preferred equity round of $333K in 2019 and are currently pursuing additional capital in 2020 to complete the goals set forth in 2019.

Capital Expenditures and Other Obligations

The Company intends to make the following material capital expenditures in the future:
The company must purchase additional equipment to increase the production capacity of the facility including: hydroponics infrastructure, LED grow lights, automation equipment, and HVAC systems.

Material Changes and Other Information

Trends and Uncertainties

The financial statements are an important part of this Form C-AR and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities were transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D of the Securities Act of 1933, as amended, 3) as part of an Offering registered with the SEC or 4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a family member of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons:

Conflicts of Interest

To the best of our knowledge the Company has not engaged in any transactions or relationships, which may give rise to a conflict of interest with the Company, its operations or its security holders.

OTHER INFORMATION

The Company has not failed to comply with the ongoing reporting requirements of Regulation CF § 227.202 in the past.

Bad Actor Disclosure

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

The issuer also certifies that the attached financial statements are true and complete in all material respects.

/s/Jacob Isham
(Signature)

Jacob Isham
(Name)

CEO
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

/s/Jacob Isham
(Signature)

Jacob Isham
(Name)

CEO
(Title)

(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

I, Jacob Isham, being the founder of Ceres Greens LLC, a Limited Liability Company (the "Company"), hereby certify as of this that:

(i) the accompanying unaudited financial statements of the Company, which comprise the balance sheet as of December 31, 2019 and the related statements of income (deficit), stockholder's equity and cash flows for the year ended December 31, 2019, and the related noted to said financial statements (collectively, the "Financial Statement"), are true and complete in all material respects; and

(ii) while the Company has not yet filed tax returns for the year ending December 31, 2019, any tax return information in the Financial Statements reflects accurately the information that would be reported in such tax returns.

/s/Jacob Isham
_____
(Signature)

Jacob Isham
_____
(Name)

CEO
_____
(Title)

_____
(Date)

EXHIBITS

Exhibit A   Financial Statements

EXHIBIT A

Financial Statements

Ceres Greens

BALANCE SHEET

As of December 31, 2019

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
SMALL BUSINESS CKING (2460)	26,035.63
Total Bank Accounts	**$26,035.63**
Accounts Receivable	
Accounts Receivable (A/R)	1,007.50
Total Accounts Receivable	**$1,007.50**
Other Current Assets	
Undeposited Funds	949.50
Total Other Current Assets	**$949.50**
Total Current Assets	**$27,992.63**
Fixed Assets	
Fixed Asset Computers	5,610.87
Electrical Power Equipment	10,091.64
Original cost	179.98
Total Electrical Power Equipment	**10,271.62**
Total Fixed Asset Computers	**15,882.49**
Lease Improvements	11,706.81
Machinery & Equipment	17,698.23
Farming Equipment	122,391.78
HVAC Equipment	5,982.58
Depreciation	206.56
Original cost	3,107.99
Total HVAC Equipment	**9,297.13**
LED Grow Lights	29,909.49
Non-Farming Equipment	3,951.91
Original cost	297.08
Total Machinery & Equipment	**183,545.62**
Total Fixed Assets	**$211,134.92**
Other Assets	
Lease Buyout	-8,629.96
Total Other Assets	**$ -8,629.96**
TOTAL ASSETS	**$230,497.59**

Ceres Greens

BALANCE SHEET

As of December 31, 2019

	TOTAL
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
Accounts Payable (A/P)	0.00
Total Accounts Payable	**$0.00**
Other Current Liabilities	
Owner Loans	57,893.37
Total Other Current Liabilities	**$57,893.37**
Total Current Liabilities	**$57,893.37**
Long-Term Liabilities	
Notes Payable	
Central Vermont Economic Development Corporation	41,150.61
Community Capital of Vermont	40,478.51
Farm Start Loan	54,719.88
Total Notes Payable	**136,349.00**
Total Long-Term Liabilities	**$136,349.00**
Total Liabilities	**$194,242.37**
Equity	
Opening Balance Equity	-84,995.62
Owner's Pay & Personal Expenses	-47.29
Preferred Units	297,733.43
Retained Earnings	33,063.20
Net Income	-209,498.50
Total Equity	**$36,255.22**
TOTAL LIABILITIES AND EQUITY	**$230,497.59**

Ceres Greens

PROFIT AND LOSS
January - December 2019

	TOTAL
Income	
Sales	5,564.40
Sales of Product Income	12,711.59
Total Income	**$18,275.99**
Cost of Goods Sold	
Cost of Goods Sold	5,399.63
Chemicals	1,404.71
Growing Medium	7,202.95
Nutrients	314.51
Packaging	4,920.76
Seeds	1,808.18
Total Cost of Goods Sold	**21,050.74**
Shipping	136.53
Total Cost of Goods Sold	**$21,187.27**
GROSS PROFIT	**$ -2,911.28**
Expenses	
Advertising & Marketing	295.87
Bank Charges & Fees	1,045.07
Car & Truck	50.00
Charitable Contributions	100.00
Contractors	13,094.11
Dues & subscriptions	1,609.75
Farm Supplies	19,237.44
Consumables	942.71
Electrical Components	5,025.73
HVAC Components	12.83
Irrigation Components	3,770.08
Total Farm Supplies	**28,988.79**
Insurance	1,422.00
Job Supplies	540.00
Legal & Professional Services	1,365.54
Accounting & Bookkeeping	1,565.00
Engineering Services	1,115.10
Graphics and Web Developers	300.00
Lawyer	11,587.04
Total Legal & Professional Services	**15,932.68**
Meals & Entertainment	906.38
Office Supplies & Software	724.58
Other Business Expenses	42.90

Ceres Greens

PROFIT AND LOSS

January - December 2019

	TOTAL
Payroll Expenses	
Hourly Payroll	24,244.29
Payroll Taxes	14,427.45
Salaried Payroll	26,203.32
Travel Reimbursement	650.00
Total Payroll Expenses	**65,525.06**
Rent & Lease	48,718.83
Repairs & Maintenance	481.33
Shipping, Freight & Delivery	1,865.05
Taxes & Licenses	1,726.92
Travel	
Parking	6.00
Total Travel	**6.00**
Utilities	
Electric	15,126.63
Garbage Removal	1,499.42
Gas	4,366.23
Telephone & Internet	1,393.55
Water	1,126.07
Total Utilities	**23,511.90**
Total Expenses	**$206,587.22**
NET OPERATING INCOME	**$ -209,498.50**
NET INCOME	**$ -209,498.50**

Ceres Greens

STATEMENT OF CASH FLOWS
January - December 2019

	TOTAL
OPERATING ACTIVITIES	
Net Income	-209,498.50
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Accounts Receivable (A/R)	-994.00
Machinery & Equipment:HVAC Equipment:Depreciation	-206.56
Accounts Payable (A/P)	0.00
Owner Loans	-6,930.00
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**-8,130.56**
Net cash provided by operating activities	**$ -217,629.06**
INVESTING ACTIVITIES	
Fixed Asset Computers	-1,814.16
Fixed Asset Computers:Electrical Power Equipment	-10,091.64
Fixed Asset Computers:Electrical Power Equipment:Original cost	-179.98
Machinery & Equipment	-17,698.23
Machinery & Equipment:Farming Equipment	-50,761.19
Machinery & Equipment:HVAC Equipment	-5,982.58
Machinery & Equipment:HVAC Equipment:Original cost	-3,107.99
Machinery & Equipment:LED Grow Lights	-29,909.49
Machinery & Equipment:Non-Farming Equipment	-3,951.91
Machinery & Equipment:Original cost	-297.08
Lease Buyout	8,629.96
Net cash provided by investing activities	**$ -115,164.29**
FINANCING ACTIVITIES	
Notes Payable:Central Vermont Economic Development Corporation	41,150.61
Notes Payable:Community Capital of Vermont	40,478.51
Notes Payable:Farm Start Loan	54,719.88
Opening Balance Equity	-107,306.36
Owner's Pay & Personal Expenses	-47.29
Preferred Units	297,733.43
Net cash provided by financing activities	**$326,728.78**
NET CASH INCREASE FOR PERIOD	**$ -6,064.57**
Cash at beginning of period	33,049.70
CASH AT END OF PERIOD	**$26,985.13**